AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the three months ended June 30, 2007 and the audited consolidated financial statements for the year ended March 31, 2007.

This MD&A is prepared as of August 24, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2        Overview

The Company has assembled a capable and experienced mineral exploration team to focus its efforts toward making a major new mineral deposit discovery. This team is actively evaluating properties in British Columbia and jurisdictions around the world in order to acquire a significant exploration or development project.

Bodine Property

In December 2006, Amarc announced that it had acquired, by Option Agreement and staking, a very large exploration property located in central British Columbia, approximately 110 kilometers northeast of Smithers. The Bodine property ("Bodine") is situated approximately 10 kilometers from the CNR-BC Rail line at Takla Landing and is traversed by a mainline industrial road and a network of forestry roads. Provincial grid power is located approximately 55 kilometers from the property.

The Bodine property comprises approximately 637 square kilometers and covers a 100 kilometer long belt of gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), which showed that Sitlika rocks have the potential to host volcanogenic massive sulphide deposits. In the Bodine area, results from stream sediment sampling have returned outstanding and regionally significant copper and zinc concentrations, ranging from 1650 to 3500 ppm copper and 1750 to 4000 ppm zinc, from a stream draining altered felsic volcanic rocks. Preliminary prospecting has uncovered a footwall-type stringer copper-zinc mineralized zone, like that typically associated with the formation of copper and zinc rich volcanic hosted massive sulphide deposits, within an iron oxide horizon which runs for up to 20 kilometers.

The Sitlika rocks in this area are equivalent in age to the rocks hosting the Kutcho volcanogenic massive sulphide deposits in northern BC. Kutcho Creek, a pre-feasibility stage project, hosts several massive sulphide deposits. The largest and most advanced deposit is the Main deposit, with measured and indicated resources of 15.6 million tonnes grading 1.65% copper, 2.15% zinc, 26 grams silver and 0.3 gram gold per tonne, that is potentially amenable to open pit mining (Western Keltic Mines Inc. website, July 2007).

Preliminary property work by the Company’s geologists confirmed the occurrence of quartz eye porphyry felsic fragmental volcanic rocks and brecciated and layered sulphides on the Bodine property, which strongly indicate the potential to host a new volcanogenic massive sulphide district. Results of initial channel sampling include: four samples that range from 2.84% to 7.40% copper over widths of 0.10 meter; and three sampled intervals that returned 1.79% copper over 2.90 meters, 1.37% copper over 2.35 meters and 2.38% copper over 1.00 meter.

The Company is performing a significant program at Bodine during the summer of 2007 that includes silt sampling, soil sampling, magnetometer surveys and induced polarization surveys to delineate targets for drilling. The cost of the program is expected to be $2.9 million.

Property Agreement

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years, of which $25,000 was paid in December 2006. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

RAD Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the RAD property from United Mineral Services Ltd., by reimbursing the staking cost of $8,000.

The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, comprises Jurassic tuffs and volcanic breccia, Upper Cretaceous andesites and basaltic breccias, and overlying Tertiary basalts and andesites. A reconnaissance-level geologic survey performed in 2004 confirmed that an historic induced polarization survey had adequately covered the target area and, consequently, no further exploration is planned at this time. The Company plans to allow the property to lapse.

Nechako Gold Property (formerly “Bob” and “JMD” Properties)

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Nechako mineral property. The 1,300 hectare Nechako property, located 80 kilometers west of Quesnel, was acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement whereby Endurance Gold Corporation ("Endurance Gold"), an arm's length private company, could acquire a 60% interest in the property by issuing to the Company 250,000 shares in Endurance Gold, and by incurring $250,000 in exploration work on the property over the next three years. The agreement was conditional upon Endurance Gold becoming a publicly-listed company, a condition that Endurance Gold fulfilled on July 27, 2005 when it listed on the TSX Venture Exchange. On August 18, 2005, the Company received its first payment of 50,000 common shares of Endurance Gold at a deemed price of $0.23 per share. This $11,500 was credited against the acquisition cost of the property.

Under the agreement, at the end of the option period, the Company and Endurance Gold could enter into a joint venture to develop the property, with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties from whom the property was acquired waived their right to the 50,000 shares of the Company referred to above.

Since January 2005, Endurance Gold registered an additional 3,275 hectares of mineral claims within the area of common interest surrounding the property. These form part of the property and are subject to the terms of the agreement with Endurance Gold.

Endurance Gold performed geologic, geochemical and geophysical surveys on the property as well as carried out a 422-meter drilling program during November and December 2005. As a result of the expenditures incurred during these programs, Endurance Gold completed the $250,000 exploration expenditure requirement of the option agreement. The Company received an additional payment of 200,000 common shares of Endurance Gold in December 2005; therefore, Endurance Gold completed the requirements for vesting a 60% interest in the property.

The Company reviewed Endurance Gold's exploration results and elected not to participate in the additional expenditures required to complete the drilling in December 2005. As a result, the Company's interest in the property was reduced to 32.61% . No further work has been performed on the property by the joint venture since December 2005. During the year ended March 31, 2007, the Company wrote-off the remaining costs of $42,500 related to the property.

Tulox Property

The Tulox property, located in the Cariboo region and comprising 252 square kilometers, was acquired during the period July 2005 to March 2007.

On May 7th 2007, the Company completed the sale of the Tulox property for consideration of 10,000,000 common shares of Sitec Ventures Corp., subject to certain conditions. The Company will also receive a 3% net smelter royalty return following the commencement of commercial production on the property. The Company also received a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the property, the Company will have 90 days during which it can acquire a 60% interest in the property by agreeing to complete a further $10,000,000 of exploration expenditures on the property.

The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mosozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property is anomalous in gold and gold indicator elements.

Iskut Properties

The Company registered for acquisition a total of 52 square kilometers in five properties in the Iskut River area of northwestern B.C. during the period August 2005 to March 2006. These properties comprise the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a Letter Agreement in May 2006 with an arm's length party, giving the Company the right to explore the 2,302 hectare SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property by paying the arm's length party $100,000 and 265,000 shares of the Company in stages by December 31, 2010. The purchase was subject to a 1.5% net smelter royalty in favor of the arm's length party, 0.5% of which could be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually were payable to the arm's length party commencing on or before December 31, 2011.

During the 2007 fiscal year, the Company concluded that no further work was warranted on the properties. On December 6, 2006, the Company terminated the SEDEX Letter Agreement and vended the AA property to the original SEDEX owner, an arm's length party. Amarc retains a 1.5% net smelter royalty on production from the AA property, 0.5% of which can be purchased by the arm's length party for $1,000,000. The Company plans to let the remainder of the properties lapse.

Pinchi Gold Properties

The Company registered for acquisition a total of 528 square kilometers in four properties northwest of Fort St. James in Central B.C. during the period December 27, 2006 to April 20, 2007. These properties comprise the Calex, Grand, Grandnorth and Petite.

The properties are underlain by Paleozoic limestones, sedimentary rocks and volcanic rocks that have been intruded by Mesozoic intrusive rocks. These geologic conditions are prospective for the formation of bulk tonnage gold deposits.

The Company is performing airborne and ground based geophysical surveys and grid based geochemical surveys during the 2007 field season in order to define drill targets.

Other Properties

The Company also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. On January 12, 2007 the Company held 1,306 hectares of the Chona claims in good standing, at which time the property was sold to an arm's length purchaser for the sum of $500. Amarc retains a 2.5% net smelter royalty on production from the property, which can be bought by the purchaser for $2.5 million. At the present time, the Company has no plans to undertake any programs on these properties.

Market Trends

Copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to mid July 2007 is US$3.09/lb.

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher than the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have mainly been increasing since mid January. The gold price has averaged approximately US$658/oz to mid July 2007.

1.3        Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31
	2007	2006	2005
Current assets	$8,742,826	$4,872,158	$7,888,349
Mineral property interests	–	98,429	155,929
Equipment	25,462	36,951	47,105
Total assets	8,768,288	5,007,538	8,091,383

Current liabilities	78,012	38,431	871,243
Shareholders’ equity	8,690,276	4,969,107	7,220,140
Total shareholders’ equity & liabilities	8,768,288	5,007,538	8,091,383

Working capital	$8,664,814	$4,833,727	$7,017,106

	Year ended March 31
	2007	2006	2005
Expenses
Amortization	$6,366	$10,154	$13,083
Conference and travel	60,402	37,471	5,591
Exploration	1,033,060	3,012,825	7,553,950
Legal, accounting and audit	33,465	64,160	63,521
Management and consulting	54,714	92,987	45,658
Office and administration	150,163	137,155	106,349
Property investigation	10,396	4,316	–
Salaries and benefits	229,024	382,254	356,841
Shareholder communication	51,857	72,531	104,308
Trust and filing	18,719	17,946	23,350
Foreign exchange loss (gain)	(38,098)	2,645	8,204
Interest on flow-through shares	–	–	92,502
Interest income and other	(333,737)	(129,852)	(242,862)
Loss on sale of equipment	1,678	–	–
Write down of accounts receivable	–	45,088	–
Write down of marketable securities	–	190,392	6,667
Write down of mineral property interest	98,429	10,000	76,000
Subtotal	1,376,438	3,950,072	8,213,162
Stock-based compensation expense (recovery)	–	(16,282)	496,031
Gain on sale of marketable securities	–	(92,887)	(81,554)
Net loss for the year	$(1,376,438)	$(3,840,903)	$(8,627,639)

Basic and diluted loss per share	$(0.03)	$(0.08)	$(0.19)

Weighted average number of common shares
outstanding	54,557,473	49,880,651	45,168,411

1.4        Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	June 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30
	2007	2007	2006	2006	2006	2006	2005	2005
Current assets	8,232	8,743	5,956	$4,279	$4,704	$4,872	$5,053	$4,374
Other assets	24	25	69	70	73	135	137	186
Total assets	8,256	8,768	6,025	4,349	4,777	5,008	5,191	4560

Current liabilities	91	78	2,180	77	38	38	38	242
Shareholders' equity	8,165	8,690	3,845	4,272	4,739	4,969	5,153	4318
Total liabilities &
shareholders' equity	8,256	8,768	6,025	4,349	4,777	5,008	5,191	4560

Working capital	8,141	8,665	3,776	4,202	4,667	4,834	5,015	4,132

Expenses
Amortization	1	–	2	2	2	3	3	3
Conference and travel	2	–	17	43	–	3	34	–
Exploration	467	271	369	301	92	31	498	1,085
Legal, accounting and audit	3	22	2	6	4	6	9	44
Management and consulting	24	2	3	25	24	58	7	13
Office and administration	54	44	46	35	26	31	30	39
Property investigation	1	2	(4)	10	2	2	2	–
Salaries and benefits	48	60	56	63	50	52	89	156
Shareholder communication	13	10	12	22	8	9	14	26
Trust and filing	1	10	3	5	1	6	3	6
Subtotal	614	421	506	512	209	201	689	1,372
Foreign exchange loss (gain)	89	12	(48)	(10)	7	50	(1)	(43)
Interest income	(109)	(224)	(31)	(34)	(40)	(30)	(34)	(25)
Other	–	–	–	(1)	(3)	(4)	–	–
Subtotal	594	209	427	467	173	217	654	1,304
Stock-based compensation	–	–	–	–	–	–	–	(2)
Loss on sale of fixed assets	–	–	–	–	1	–	–	–
Gain on sale of marketable
securities	(69)	–	–	–	–	(93)	–	–
Mark-to-market adjustment
on warrants	–	–	–	–	–	16	9	–
Write-down of accounts
receivable	–	–	–	–	–	45	–	–
Write-down of marketable
securities	–	–	–	–	–	–	10	–
Write-down of mineral
property interest	–	43	–	–	56	–	10	–
Net loss for the period	$525	$252	$427	$467	$230	$185	$683	$1,302

Basic and diluted net loss per
share	$0.01	$0.00	$0.01	$0.01	$0.00	$0.00	$0.01	$0.03

Weighted average number of
common shares
outstanding (thousands)	62,949	60,968	52,459	52,459	52,459	52,459	49,053	47,976

1.5        Results of Operations

The Company had a net loss of $525,166 for the first quarter of fiscal 2008 compared to net loss of $229,980 for the same period in fiscal 2007. The increase in loss for the quarter was due primarily to increased exploration expenditures in British Columbia compared to the previous year, along with an increase in foreign exchange losses on the Company’s United States dollar denominated cash and equivalents, due to the appreciation in the relative value of the Canadian dollar.

Exploration expenses for the first quarter of fiscal 2008, excluding stock-based compensation, increased to $467,499, compared to $92,453 for the same period in the previous year. This increase was due to increased exploration programs being carried out in British Columbia. The major exploration expenditures during the period were geological (2008 – $347,450; 2007 – $58,463), site activities (2008 – $52,168; 2007 – $16,512), and equipment rental (2008 – $40,329; 2007 – $3,094).

Administrative costs for the current period also increased with the greater exploration activities. The major administrative costs during the period were salaries and benefits (2008 – $47,896; 2007 – $49,501), office and administration (2008 – $53,887; 2007 – $25,704), management and consulting (2008 – $23,976; 2007 – $24,102), and shareholder communication (2008 – $13,193; 2007 – $8,449).

Interest and other income increased to $109,057 for the current period compared to $43,489 for the same period last year due to interest earned on the $5,500,000 loan to Rockwell Diamonds Inc. for 18 days during the current period, compared to $nil during the same period last year. The increased interest income was also due to higher cash balances on hand, following the December 2006 private placement sale of approximately $5.25 million of common shares of the Company.

There were no losses on the sale of equipment or write-down of mineral property interest during the current period, compared with a loss of $1,678 on the sale of fixed assets and a write down of mineral property interest of $55,929 recorded in the same period last year.

A foreign exchange loss of $88,953 was recorded during the current period, compared with a loss of $7,106 in the same period of the prior year. This increased loss was due to an appreciation of approximately $0.09 in the Canadian dollar during the current period, on US$ denominated cash and equivalents of approximately $940,000.

A gain of $68,992 on the sale of marketable securities was recorded during the current period, compared with $nil during the same period of the prior year. The gain resulted from the sale of 497,993 common shares of Rockwell Diamonds Inc., which the Company had received as payment for the interest portion of the $5,500,000 loan to Rockwell Diamonds Inc., repaid on April 18, 2007.

1.6        Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements.

On January 17, 2007, the Company completed a private placement of 10,490,000 units, consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units at a price of $0.50 per unit. Each flow-through unit consists of one flow-through common share and a warrant and each non-flow-through unit consists of one non-flow-through common share and a warrant. Each warrant entitles the holder to purchase one non-flow-through common share until January 17, 2009, at a price of $0.55 per share. In accordance with certain provisions of the Income Tax Act (Canada), the Company is obligated to spend the flow-through unit proceeds by December 31, 2007.

Subsequent to June 30, 2007, 350,000 warrants were exercised for proceeds of $192,500.

At June 30, 2007, the Company had working capital of approximately $8.1 million which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Operating activities

Cash used in operating activities was $809,070 in the first quarter of fiscal 2008, compared to $16,446 for the same period last year. Cash used in operating activities was attributable primarily to exploration programs carried out on its British Columbia mineral properties. The Company anticipates continuing to use its cash in its operating activities to carry out its exploration programs.

Investing activities

Cash flows from investing activities were $5,815,499 in the first quarter of fiscal 2008, compared to $3,445 in the same period last year. Cash flows from investing activities consisted of $5,500,000 from the repayment of a loan to a related party and $315,499 in proceeds from the sale of securities. Cash flows from investing activities in the prior period were attributable to the sale of fixed assets.

Requirement of Financing

Development of any of the Company’s mineral properties beyond feasibility will require additional equity and possibly debt financing. As Amarc is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7        Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

Pursuant to the agreement dated December 31, 1996, Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia, a private company with certain directors in common with the Company, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, the Company on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI were $289,629 in the first quarter of fiscal 2008, as compared to $142,338 for the same period last year. The variances were due to increases in the Company’s exploration activities.

Rockwell Diamonds Inc., formerly named Rockwell Ventures Inc. (“Rockwell”), is a public company with certain directors in common with the Company. On January 26, 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. Interest is payable in common shares of Rockwell, based upon the ten day average closing price, less a 10% discount. For the year ended March 31, 2007, interest income of $192,877 was accrued on the promissory note. On April 18, 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $.495, representing the payment of interest on the 90-day promissory note. For the three months period ended June 30, 2007, interest income of $53,629 was accrued on the promissory note.

On June 21, 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499 and recorded a corresponding gain of $68,992 on the sale of the securities.

During the first quarter of fiscal 2007, the Company sold two used vehicles to Farallon Minera Mexicana (“FMM”), a subsidiary of Farallon Resources Ltd., a publicly traded company with certain directors in common with the Company, at market value for proceeds of 35,000 Peso ($3,445), and a loss of $1,678 was recorded. No transactions occurred with FMM for the same period in the current year.

1.10      Fourth Quarter

Not applicable.

1.11      Proposed Transactions

None.

1.12      Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13      Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on April 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

The application of these new standards has had no impact on the Company's financial statements as at and for the three months period ended June 30, 2007.

1.14      Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair values of amounts receivable due from to related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments.

1.15      Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1   Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the audited consolidated financial statements for the year ended March 31, 2007.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2     Disclosure of Outstanding Share Data

The following table details the share capital structure as at August 24, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			63,299,473

Warrants	January 17, 2009	$0.55	10,140,000

1.15.3     Internal Controls over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended June 30, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.